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SEC File Number:	001-13457
CUSIP Number:	68750P103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-13457

(Check One): ☐ Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☒ Form 10-Q     ☐ Form N-SAR      ☐ Form N-CSR

For period ended: September 30, 2004

☐	Transition Report on Form 10-K and Form 10-KSB

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q and Form 10-QSB

☐	Transition Report on Form N-SAR

For the transition period ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

OCA, Inc.

Full Name of Registrant

Orthodontic Centers of America, Inc.

Former Name if Applicable

3850 N. Causeway Boulevard, Suite 800

Address of Principal Executive Office (Street and Number)

Metairie, Louisiana 70002

City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company was considering a potential debt financing transaction, but has determined not to pursue such debt financing at this time. The Company needs additional time to complete and file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2004. The delay in completing and filing such Report could not be eliminated without unreasonable effort or expense.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Bartholomew F. Palmisano, Sr. (Name)	(504) 834-4392 (Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).	☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Exhibit A hereto.

EXHIBIT A

As previously reported, effective January 1, 2004, OCA, Inc. (the “Company”) adopted, as required, the provisions of Financial Accounting Standards Board Interpretation No. 46R, “Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51” (“FIN 46R”). Pursuant to FIN 46R, the Company consolidates the assets, liabilities, equity and financial results of its affiliated practices, with certain exceptions, for financial reporting purposes effective January 1, 2004. This has resulted in significant changes in the Company’s accounting policies and financial reporting, which are described in the Company’s Quarterly Reports on Form 10-Q for the first and second quarters of 2004. Among other things, effective January 1, 2004, the Company records patient revenue under patient contracts between affiliated practices and their patients, rather than fee revenue representing the Company’s service fees, and the portion of patient revenue that is retained by practitioners of affiliated practices is now reflected as an expense in the Company’s consolidated statements of income (loss). The changes in accounting under FIN 46R resulted in a cumulative effect of change in accounting principle charge of $74.7 million (net of an income tax benefit of $41.4 million), which was recorded during the first quarter of 2004. The financial statements to be included in the Company’s Quarterly Report on Form 10-Q for the quarter and nine months ended September 30, 2004 will reflect the Company’s adoption of FIN 46R and associated changes in accounting effective January 1, 2004. The Company also anticipates that its results of operations for the three and nine months ended September 30, 2004 will reflect non-cash charges related to loss on sale of assets and provision to increase the allowance for assets associated with inactive practices. The Company has not yet completed its normal quarterly closing procedures and is unable to provide a reasonable estimate of these results at this time.

OCA, Inc.

(Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 10, 2004	By:	/s/ David E. Verret
David E. Verret
Senior Vice President of Finance and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.